

Mail Stop 3561

May 8, 2017

Via E-mail
Mr. Jason Ryan
Chief Financial Officer
Foundation Medicine, Inc.
150 Second Street
Cambridge MA, 02141

      Re: Foundation Medicine, Inc.
           Form 10-K for the Year Ended December 31, 2016
           Filed March 3, 2017
           File No. 001-36086

Dear Mr. Ryan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Revenue, page 85

1. Please tell us how you derived your cost of Roche related-party revenue and why it decreased significantly on a percentage of revenue basis from the prior year.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at 202-551-3388 or me at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining